                                                                  EXHIBIT(b)(2)


H.J. GRUY AND ASSOCIATES, INC.
-------------------------------------------------------------------------------
1200 Smith Street, Suite 3040, Houston, Texas 77002 - FAX (713)739-6112 -
(713)739-1000

                                                      November 23, 1998

Middle Bay Oil Company, Inc.
1221 Lamar, Suite 1020
Houston, Texas 77010

                                            RE: ENEX CONSOLIDATED PARTNERS, L.P.
                                                PROVED RESERVES
                                                98-292-104

Gentlemen:

As your request, we estimated the proved reserves and future net cash flows as of January 1, 1998, attributable to interest owned by Enex Consolidated Partners, L.P.(Enex). The estimated net reserves, future net cash flow, and discounted future net cash flow are summarized by reserve category as follows:


                              Estimated                   Estimated
                            Net Reserves            Future Net Cash Flow
                      ------------------------    ---------------------------


                                                                 Discounted
                          Oil           Gas                         at 10%
                      (Barrels)        (Mcf)      Nondiscounted    Per Year
                      ---------     ----------    -------------  ------------
Proved Developed
Producing             1,131,460      8,390,451     $23,266,539    $14,937,145

Proved Developed
Nonproducing             18,831      2,691,360       5,318,858    $ 1,783,404
                      ---------     ----------     -----------    -----------

TOTAL PROVED          1,150,291     11,081,811     $28,585,397    $16,720,549


The discounted future net cash flows summarized in the above table are computed using a discount rate of 10 percent per annum. Proved reserves are estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10 (a). The definitions are included in part as Attachment I.

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future direct operating costs, ad valorem taxes, and future

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Middle Bay Oil Company, Inc.             -2-                  November 23, 1998


capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severence taxes. Future cash inflow and future net cash flow as stated in this report exclude consideration of state or federal income tax. Future costs of abandoning the facilities and wells, and the possible restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

Estimates of future net cash flow and discounted future net cash flow are not to be interpreted to represent the fair market value for the estimated reserves. The estimated reserves included in this report have not been adjusted for uncertainty.

For the economic forecasts presented in this report, the oil, condensate, natural gas liquids, and natural gas sales prices are held constant at the initial value. Direct operating costs and future capital expenditures are not escalated and therefore remain constant for the projected life of each property.

In conducting this evaluation, we relied on data supplied by Enex Resources Corporation. The extent and character of ownership, oil and natural gas sales prices, direct operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented. Historical production data were available at least through the month of June 1997. Interim production to January 1, 1998, is estimated. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this evaluation. We did not verify or determine the extent, character, status, or liability, if any, of gas imbalances or any current or possible future detrimental environmental conditions.

For wells with sufficient production history, reserve estimates and production rate forecasts are based on the extrapolation of established performance trends. Reserve estimates for nonproducing, and some producing properties are based on volumetric calculations and analogy with the performance of comparable wells. Reserve estimates from volumetric methods and from analogy comparisons are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the ultimate recovery was produced. The reserves reported herein are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to revision as more performance data become available.

In order to estimate the reserves, costs, and future cash flows shown in this report, we have relied in part on geological, engineering, and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized. The reserve and cash flow projections presented in this report may required revision as additional data become available.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person, with the approval of our client, is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.



H.J. GRUY AND ASSOCIATES, INC.   1200 Smith Street, Suite 3040 Houston, Texas
                                                          77002 - (713) 739-1000

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Middle Bay Oil Company, Inc.                -3-                November 23, 1998


Any distribution or publication of this report or any part thereof must include this letter in its entirety.


                                       Yours very truly,


                                       H.J. GRUY AND ASSOCIATES, INC.


                                       by: /s/ James H. Hartsock          [SEAL]
                                           ------------------------------
                                           James H. Hartsock, PhD, PE
                                           Executive Vice President



                                       by: /s/ Sylvia Castilleja
                                           ------------------------------
                                           Sylvia Castilleja
                                           Senior Reservoir Consultant

JHH/SC:akr
Attachment

H.J. GRUY AND ASSOCIATES, INC. 1200 Smith Street, Suite 3040, Houston, Texas 77002 * (713)739-1000